UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Allied Defense Group, Inc.

(Name of issuer)

Common Stock, par value $0.10

(Title of class of securities)

019118108

(CUSIP number)

June 7, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 019118108	Page 2 of 10 Pages

(1)	Names of reporting persons Southpaw Credit Opportunity Master Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 762,240
(6) Shared voting power 0
(7) Sole dispositive power 762,240
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 762,240
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.3%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 019118108	Page 3 of 10 Pages

(1)	Names of reporting persons Southpaw Asset Management LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 838,569
(7) Sole dispositive power 0
(8) Shared dispositive power 838,569
(9)	Aggregate amount beneficially owned by each reporting person 838,569
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 019118108	Page 4 of 10 Pages

(1)	Names of reporting persons Southpaw Holdings LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 838,569
(7) Sole dispositive power 0
(8) Shared dispositive power 838,569
(9)	Aggregate amount beneficially owned by each reporting person 838,569
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 019118108	Page 5 of 10 Pages

(1)	Names of reporting persons Kevin Wyman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 838,569
(7) Sole dispositive power 0
(8) Shared dispositive power 838,569
(9)	Aggregate amount beneficially owned by each reporting person 838,569
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 019118108	Page 6 of 10 Pages

(1)	Names of reporting persons Howard Golden
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 838,569
(7) Sole dispositive power 0
(8) Shared dispositive power 838,569
(9)	Aggregate amount beneficially owned by each reporting person 838,569
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 10.2%
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Page 7 of 10 Pages

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) relates to shares of common stock, $0.10 par value (“Common Stock”), of Allied Defense Group, Inc. (the “Issuer”), and is being filed on behalf of (i) Southpaw Credit Opportunity Master Fund LP (the “Credit Fund”), a Cayman Islands limited partnership, (ii) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to the Credit Fund, Southpaw Equity Opportunity Master Fund LP (the “Equity Fund”) and certain managed accounts (the “Managed Accounts”), (iii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iv) Kevin Wyman, a principal of Southpaw Holdings, and (v) Howard Golden, a principal of Southpaw Holdings (the persons mentioned in (ii) (iii), (iv) and (v) are referred to as “Southpaw,” and together with the Credit Fund, the “Reporting Persons”). All shares of Common Stock are held by the Credit Fund, the Equity Fund and the Managed Accounts.

Item 1(a)	Name of Issuer.

Allied Defense Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

120 E. Baltimore Street, Suite 2100

Baltimore, MD 21202

Item 2(a)	Name of Person Filing.

(i) Southpaw Credit Opportunity Master Fund LP (the “Credit Fund”), (ii) Southpaw Asset Management LP (“Southpaw Management”), (iii) Southpaw Holdings LLC (“Southpaw Holdings”), (iv) Kevin Wyman, and (v) Howard Golden (the persons mentioned in (ii) (iii), (iv) and (v) are referred to as “Southpaw,” and together with the Credit Fund, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Two Greenwich Office Park

Greenwich, CT 06831

Item 2(c)	Citizenship or Place of Organization.

The Credit Fund is a Cayman Islands limited partnership. Southpaw Management is a Delaware limited partnership. Southpaw Holdings is a Delaware limited liability company. Mr. Wyman and Mr. Golden are United States citizens.

Item 2(d)	Title of Class of Securities.

Common stock $0.10 par value (the “Common Stock”)

Page 8 of 10 Pages

Item 2(e)	CUSIP Number.

019118108

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)

The Credit Fund may be deemed the beneficial owner of 762,240 shares of Common Stock it holds. Southpaw may be deemed the beneficial owner of 838,569 shares of Common Stock held by the Credit Fund, the Equity Fund and the Managed Accounts.

(b)

The Credit Fund may be deemed the beneficial owner of 9.3%, and Southpaw may be deemed the beneficial owner of 10.2%, of the Issuer’s outstanding shares of Common Stock, which such percentages were calculated by dividing (i) 762,240 (the number of shares of Common Stock held by the Credit Fund) and 838,569 (the number of shares of Common Stock held by the Credit Fund, the Equity Fund and the Managed Accounts), respectively, by (ii) 8,235,195 (the number of shares of Common Stock outstanding as of October 31, 2011 as reported in the Issuer’s most recent Form 10-Q filed on November 14, 2011.

(c)

The Credit Fund has the sole power to vote and dispose of the 762,240 shares of Common Stock it holds. Southpaw has the shared power to vote and dispose of the 838,569 shares of Common Stock held by Credit Fund, the Equity Fund and the Managed Accounts.

Page 9 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons.

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2012

Southpaw Credit Opportunity Master Fund LP

By:	Southpaw GP LLC, its general partner

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Asset Management LP

By:	Southpaw Holdings LLC, its general partner

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Holdings LLC

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden